Exhibit 3

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION. NEITHER THIS ANNOUNCEMENT, NOR ANYTHING CONTAINED HEREIN, SHALL FORM THE BASIS OF, OR BE RELIED UPON IN CONNECTION WITH, ANY OFFER OR COMMITMENT WHATSOEVER IN ANY JURISDICTION.

Closing of Financing, Issued Share Capital and Total Voting Rights

LONDON, UK, and RALEIGH, NC, July 22, 2020 – Verona Pharma plc (AIM: VRP) (Nasdaq: VRNA) (“Verona Pharma” or the “Company”), a clinical-stage biopharmaceutical company focused on respiratory diseases, provides an update on the $200 million Financing announced on July 17, 2020.

Capitalised terms in this announcement have the same meanings to those defined in the Financing announcement, unless otherwise indicated.

Closing

The Company announces that closing of the Financing raising approximately $200 million before expenses was completed today.

Following the Financing, the Company’s issued share capital is 462,367,190, comprising 106,536,006 voting Ordinary Shares in issue prior to the Financing, 307,742,288* newly issued voting Ordinary Shares (of which 307,520,072* are represented by 38,440,009* new ADSs resulting from the Financing), and 48,088,896* newly issued non-voting Ordinary Shares.

* Note: the number of ADSs, voting Ordinary Shares and non-voting Ordinary Shares issued have been revised since the announcement of the Financing on July 17, 2020 following the election by two investors to receive a higher proportion of their combined participation in the Financing in non-voting Ordinary Shares instead of ADSs. Consequently, this has resulted in an overall decrease of 650,000 ADSs and an equivalent increase of 5,200,000 non-voting Ordinary Shares. The total number of Ordinary Shares issued and the proceeds raised by the Financing remain unchanged by this election.

Total Voting Rights

Application has been made to the London Stock Exchange for the 307,742,288 new voting Ordinary Shares to be admitted to trading on AIM, with dealings expected to commence at 0800 BST tomorrow, July 23, 2020 (“Admission”).

Following Admission, the Company will have a total of 414,278,294 Ordinary Shares in issue each carrying one voting right, and 48,088,896 non-voting Ordinary Shares not admitted to trading. The Company does not hold any Ordinary Shares in treasury.

The figure of 414,278,294 Ordinary Shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the Financial Conduct Authority's Disclosure and Transparency Rules. The new voting and non-voting Ordinary Shares will rank pari passu in all respects with the Ordinary Shares of the Company currently traded on AIM. The non-voting Ordinary Shares shall be non-transferrable and shall have no voting rights attached to them, and may from time to time, at the discretion of the respective shareholders, be redesignated as voting Ordinary Shares pursuant to the terms of issue of the non-voting Ordinary Shares. Following redesignation of the non-voting Ordinary Shares to voting Ordinary Shares, application will be made for the admission of the redesignated shares to trading on AIM and an announcement will be made of the resultant Total Voting Rights.

PDMR Dealings – Updated interest in Company following Closing

The Company made an announcement regarding the transactions by persons discharging managerial responsibilities (“PDMRs”) in connection with the Financing on July 17, 2020. Whilst there have been no changes to the individual PDMRs’ participation in the Financing, due to the revision to the total voting Ordinary Shares of the Company as detailed above, the resultant interest in the Company in respect of the individual PDMRs has changed as detailed below.

PDMR Name	No. of Ordinary Shares to be purchased	No. of ADSs to be purchased	Total consideration	Total number of Ordinary Shares or ADSs held following Closing	Updated Interest in Company following Closing
David Ebsworth	222,216	-	£99,659.71	617,603 (ordinary shares)	0.15%
David Zaccardelli	-	55,555	$249,997.50	77,829 (ADSs)	0.15%
Anders Ullman	-	33,333	$149,998.50	33,333 (ADSs)	0.06%
Martin Edwards	-	6,666	$29,997	6,666 (ADSs)	0.01%
Mark Hahn	-	22,223	$100,003.50	33,360 (ADSs)	0.06%

For further information, please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
David Zaccardelli, Chief Executive Officer	info@veronapharma.com
Victoria Stewart, Director of Communications

N+1 Singer (Nominated Adviser and UK Broker)	Tel: +44 (0)20 7496 3000
Aubrey Powell / George Tzimas / Iqra Amin (Corporate Finance)
Tom Salvesen (Corporate Broking)